News Release

NovaGold Completes Disposition
of Alexco Shareholding

January 8, 2009 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-A/AMEX:AXU) (“Alexco” or the “Company”) reports it has been advised that NovaGold Resources Inc. (TSX, NYSE-A/AMEX:NG) (“NovaGold”) has reduced its shareholding in Alexco from approximately 16% to less than 2%. This reduction was accomplished by way of private sale transactions, with the shares acquired by multiple unrelated purchasers.

As a consequence of this reduction in its shareholding, NovaGold is no longer deemed a reporting insider of Alexco for Canadian securities law purposes. Mr. Rick Van Nieuwenhuyse, NovaGold’s CEO, remains on Alexco’s board of directors.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company's website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada